

Stephen Hodges • You
Founder at ZimCal Asset Management
1m • 🌐

 

Correlation between activist investing and insanity?

We (ZimCal) are a credit investor not an activist and typically are only in private companies. Occasionally, we've had positions in publics and 3 years ago, invested in subordinated debt issued by Medallion Financial ("MFIN"). Shocked (and frightened) by management's casual/incomplete responses to pre-delivered questions in December 2023, we realized that launching an activist campaign was the only way to get board change and specifically, have management think through future risks. Wow! It's been an interesting ride... Personal attacks, insinuations, fearmongering... We expected hostility, but we did (naively) think that the issues would also be debated. That list of their responses sounds like a political strategy, and it is. Because then the issues become irrelevant, and it boils down to either who you want to believe and/or who you hate/fear. Didn't realize I was in politics! You've got 3 members of an 8 person board in the same family, with Dad as CEO/Chairman and son (who runs MFIN) as President. You've got an SEC complaint against the son alleging fraud, inflating a subsidiary value, touting their stock, and lying to auditors. You've got 4Q23 and 1Q24 charge-offs at a decade high (despite strong consumer health). You've got the President paying himself $6.5 million at FY23 for a $2.6 billion asset FDIC-insured indirect consumer lender with no branches and 150ish employees... My banker CEO/President friends, let that one sink in for a second. $6.5 million. I could go on and on. Despite all that, this by no means a slam dunk. Long story short, to be in this requires a certain level of insanity - but definitely worth it if you can get the changes.

See usual disclaimers at https://lnkd.in/gkyCwtnq